Via Facsimile and U.S. Mail
Mail Stop 4720

April 21, 2010

Mr. Guy Millner
Chief Executive Officer
AssuranceAmerica Corporation
5500 Interstate North Parkway, Suite 600
Atlanta, GA 30328

Re: AssuranceAmerica Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Forms 10-Q for the Quarterly Periods Ended March 31, June 30, and
September 30, 2009
File No. 000-06334

Dear Mr. Millner:

We have completed our review of your Forms 10-K and 10-Qs and have no further comments at this time.

Sincerely,

Joel Parker
Branch Chief